Exhibit 99.1

EARNINGS PRESS RELEASE

MakeMyTrip Delivers Record $9.8 Bn Gross Bookings for FY25, Driven by Continued Momentum in Indian Travel Demand

National, May 14, 2025 (NASDAQ: MMYT) — MakeMyTrip Limited, India’s leading travel service provider, today announced its unaudited financial and operating results for its fiscal fourth quarter and full year ended March 31, 2025 as attached herewith and available at www.sec.gov/ and on our website at http://investors.makemytrip.com.

Business & Financial Highlights | Q4 FY25 & Full Year FY25

	Q4 FY25 ($ Million)	Q4 FY24 ($ Million)	YoY Change (Constant Currency)[2]	FY25 ($ Million)	FY24 ($ Million)	YoY Change (Constant Currency)[2]
Gross Bookings	2,553.1	2,039.0	30.4%	9,803.1	7,954.4	25.9%
Revenue as per IFRS	245.5	202.9	25.6%	978.3	782.5	27.4%
Adjusted Margin[1]
Air Ticketing	94.2	83.7	16.8%	373.1	317.7	19.7%
Hotels and Packages	109.6	88.9	28.4%	429.5	348.9	25.7%
Bus Ticketing	36.5	26.1	44.3%	131.0	102.1	30.6%
Others	20.9	13.8	56.6%	72.0	48.8	50.7%
Results from Operating Activities	31.2	16.7		119.9	65.2
Adjusted Operating Profit[1] (also referred to as Adjusted EBIT)[3]	44.7	32.4		167.3	124.2
Profit for the period	29.2	171.9		95.3	216.7

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Gross Bookings grew by 30.4% YoY in constant currency2 to $2,553.1 million in Q4 FY25 from $2,039.0 million in Q4 FY24.
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Revenue as per IFRS grew by 25.6% YoY in constant currency2 to $245.5 million in Q4 FY25 from $202.9 million in Q4 FY24.
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Adjusted Operating Profit1 registered growth of 37.9% YoY and reached $44.7 million in Q4 FY25 compared to $32.4 million in Q4 FY24.
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Profit for Q4 FY25 was $29.2 million, compared to $171.9 million in Q4 FY24. Last year’s profit includes a one-time net credit of $126.1 million on recognition of deferred tax assets and a one-time gain of $30.6 million due to the change in carrying value of our convertible notes due 2028 measured at amortized cost. Excluding these one-time gains, Profit for Q4 FY24 was $15.2 million.

Commenting on the results, Rajesh Magow, Group Chief Executive Officer, MakeMyTrip, said,

“We delivered record gross bookings and revenue this fiscal year with robust growth and expanding margins underscoring the strength of our platform, the popularity of our brands, and the sustained momentum in both domestic and international travel demand. Our investments in new demand segments and personalized customer experiences across our platform have helped us to grow our customer base as well as drive high repeat bookings.”

Commenting on the results, Mohit Kabra, Group Chief Financial Officer, MakeMyTrip, said,

“Our strong customer-centric focus — especially in offering an ever-expanding range of personalized travel services — is enabling us to consistently deliver strong financial performance. At the same time, we remain committed to driving operational efficiency and leveraging our fixed cost base. This has helped us to expand margins while we continue to strategically reinvest in key growth areas across our platform.”

Notes:

(1)
This is a non-IFRS measure. Reconciliations of IFRS measures to non-IFRS financial measures, and operating results are included at the end of our earnings release. For more information, see “About Key Performance Indicators and Non-IFRS Measures” in our earnings release.
(2)
Constant currency refers to our financial results assuming constant foreign exchange rates for the current fiscal period based on the rates in effect during the comparable period in the prior fiscal year. This is a non-IFRS measure. Reconciliations of IFRS measures to non-IFRS financial measures and operating results are included at the end of our earnings release. For more information, see “About Key Performance Indicators and Non-IFRS Measures” in our earnings release.
(3)
Adjusted Operating Profit (AOP) is commonly referred to among investors and analysts in India as Adjusted EBIT.